Confidential Treatment Requested by First Chester County Corporation

Pursuant to Rule 83 Under the Freedom of Information Act(1)

Hogan & Hartson LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 +1.202.637.5600 Tel +1.202.637.5910 Fax www.hhlaw.com

November 16, 2009

VIA EDGAR AND COURIER DELIVERY

Hugh West

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549-7010

Re:	First Chester County Corporation
File No. 000-12870
Form 10-K for the Fiscal Year Ended December 31, 2008
Schedule 14A, filed April 1, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2009
Form 10-Q for the Quarterly Period Ended June 30, 2009

Dear Mr.  West:

On behalf of First Chester County Corporation (the “Company”), this letter responds to the Staff’s comment letter dated October 30, 2009, with respect to the above-referenced filings.  In response to your letter, set forth below are the Staff’s comments in italics followed by the Company’s responses.  We have sent to your attention via courier delivery four (4) courtesy copies of this response letter.

1.                                      We note your response to comment one from your correspondence dated September 15, 2009; however we have additional comments.  To help us better understand how you concluded that your available-for-sale corporate and equity securities were not other-

(1) First Chester County Corporation has requested confidential treatment of certain portions of this letter pursuant to Rule 83 under the Freedom of Information Act.  Such portions are denoted by [***].  An unredacted version of this letter has been filed with the Division of Corporation Finance of the Securities and Exchange Commission.

Confidential Treatment Requested by First Chester County Corporation

than-temporarily impaired at December 31, 2008, March 31, 2009, June 30, 2009 and September 30, 2009, please address the following.

•                  Provide us with a list (in tabular format) of the individual corporate and equity securities that were in an unrealized loss position (i.e. those in an unrealized loss position and greater than twelve months or longer) at each period end identified above that quantifies the cost basis, the fair value, the gross unrealized loss, the length of time in an unrealized loss position, credit rating, and any impairment recorded to-date.

•                  For those individual corporate and equity securities identified above, provide a description of the specific evidence considered when concluding that such securities were not impaired and would recover their value, and specify the time horizon over which you predicted that they would recover for purposes of asserting that you had the intent and ability to hold until recovery.

•                  Tell us how you considered subsequent events information in making your determination that these equity securities were not other-than-temporarily impaired as of the balance sheet dates presented.

•                  Tell us how the performance of each corporate and equity security fared during the nine months ended September 30, 2009 and during the subsequent period through the date of your response.  Specifically explain how this performance compared to your December 31, 2008 projection of recovery for these securities, and explain how you updated your’ expectations of near-term recovery in the interim periods based on that information.

Response:

Exhibits A through D attached provide the requested information in tabular format with respect to our available for sale corporate and equity securities that were in an unrealized loss position greater than 12 months for the periods requested.

December 31, 2008.  Based on Management’s assumptions at December 31, 2008, no new OTTI charges were deemed necessary as of that date with respect to the securities identified on Exhibit A.(2)  This determination was based on the following:

Debt Securities.  Market interest rates and credit quality of the underlying or sponsoring organization are the two basic factors that drive the market value of a particular security. As securities move closer to maturity, the impact from interest rate volatility moves closer and closer to zero. Since the Company had the ability and the intent to hold these securities for the long-term, it considered the interest rate component of the market valuation to be temporary and thus, disregarded it from an impairment analysis standpoint. In addressing credit quality as a consideration of investment security impairment, the Company looked at the overall viability of the underlying or sponsoring company. The Company believed that the long-term viabilities of

(2) The charge related to the Lehman Brothers Corporate Debt Security was recorded at September 30, 2008.

Confidential Treatment Requested by First Chester County Corporation

the underlying or sponsoring companies in its investment portfolio were sound. Again, the Company had the ability and the intent to hold these securities for the long-term and thus had no reason to conclude that any investment securities were other than temporarily impaired. In addition, the Company engaged an outside investment advisor to review the portfolio. They reviewed the entire portfolio and concurred with the Company’s conclusion.

Equity Securities. The equity securities in an unrealized loss position were within the Company’s geographic footprint and Management monitored their performance through press releases, current financials of the issuers and discussions with the Company’s third party investment advisor. The declines in fair value were deemed to be a function of the depressed economy particularly within the financial services industry. Management at December 31, 2008 concluded that the Company had the intent to hold the equity securities until anticipated recovery.

First Two Quarters of 2009.  Exhibits A through D also show the performance of these securities over the course of 2009 as of each of the dates presented.  Management continued to monitor these securities throughout the first two quarters of 2009 with consideration given to FSP FAS 115-2 and FAS 124-2 which clarified the interaction of the factors that should be considered when determining whether a debt security is other-than-temporarily impaired. Under this guidance, management added to its assessment whether (a) it has the intent to sell the security, or (b) it is more likely than not that it will be required to sell the security prior to its anticipated recovery. These securities were also discussed with the Company’s third party investment advisor. All parties believed that recovery was anticipated in the near term.  Exhibit E attached hereto sets forth the specific information regarding each security relied on by the Company in determining that no OTTI charges were necessary at June 30, 2009. Similar information was analyzed in connection with the Company’s determination at March 31, 2009.

September 30, 2009

Equity Securities. As previously disclosed in the Company’s Current Reports on Form 8-K filed with the Commission on August 24, 2009 and October 20, 2009, the Corporation has recently restructured its senior management positions (President, COO, and CFO) and the Board of Directors of the Company’s subsidiary bank entered into a memorandum of understanding with the Office of the Comptroller of the Currency addressing, among other things, the Company’s capital needs. The current Management team has evaluated the most recent public information on each of the issuers of the equity securities held by the Company and has concluded that conditions continue to deteriorate with these companies. In light of this evaluation and the memorandum of understanding, the current Management team has determined that, as of September 30, 2009, the Company no longer intends to hold most of these securities for a sufficient period to achieve a recovery to cost basis.

As such, Management has deemed that four out of the five equity securities identified as being in an unrealized loss position at September 30, 2009 were other-than-temporarily-impaired at such date and has recorded an aggregate impairment charge of approximately

Confidential Treatment Requested by First Chester County Corporation

$1.6 million at September 30, 2009 based on the September market values of such securities.  The security for which no OTTI charge was deemed necessary, NPB Capital TR II, had a market value of $224,500 at September 30, 2009, an improvement of $32,000 or 16.62% since December 31, 2008. Management continues to monitor this security and views the impairment as temporary at September 30, 2009.

CMO Securities.  No OTTI charges were deemed necessary at September 30, 2009 with respect to the CMO securities.  The AMAC CMO has amortized down to a cost basis of $266,000 with an unrealized loss of $7,000 (or 2.9%) of cost. At September 30, 2009, the WAMMS CMO security was in a gain position. At September 30, 2009, the Lehman Brothers CMO continued to be in the “greater than one year” loss classification. This security remains rated at Investment Grade, continues to contractually cash flow, and continues to show marked appreciation.  Over the three month period of August 2009 through October 2009 the unrealized loss on this security was $459,000, 410,000 and 349,000 at each month end, respectively.   The Company is invested in a tranche that is rated AA- (S&P; rating effective June 26, 2009).  Management reviewed this security with the Bank’s third party investment advisor and concluded that the current subordination (12.39) is sufficient to protect the Bank’s tranche from principal loss even if all underlying properties currently in any form of arrears were to default and suffer a 100% loss.  Management believes that 100% loss on these properties would be a very unlikely outcome. Nothing came to Management’s attention to indicate a going concern or other issue that would impair the Company’s ability to recover its cost in these securities.  Based on this analysis, Management continues to conclude that the decline in fair value of this security remains temporary and holds to the intent of keeping this security until anticipated recovery.

One additional corporate CMO security, the Morgan Stanley CMO, was added to the “greater than one year” loss classification at September 30, 2009.  This security remains rated at Investment Grade, continues to contractually cash flow, and continues to show marked appreciation.  Over the three month period of August 2009 through October 2009 the unrealized loss on this security was $256,000, 244,000 and 230,000 at each month end, respectively. The Company is invested in the highest rated tranche (Class 3A1 rated AAA by S&P; rating effective 9/1/2009).  Based on the current subordination (13.16), the timely payments, and continuing principal amortization, Management continues to conclude that the decline in fair value of this security remains temporary and holds to the intent of keeping this security until anticipated recovery.

Debt Securities.  No OTTI charges were deemed necessary at September 30, 2009 with respect to the debt securities. All but six of the debt securities identified above have either recovered to a fair value above cost or were sold at a gain or sold at a value that approximated the Company’s cost basis (less than a 5% loss).

Management continued to monitor the other six debt securities throughout the year through press releases, current financials of the issuers and discussions with the Company’s third party investment advisor. Based on this information, Management concluded that these securities remained in a temporary loss position from December 31,

Confidential Treatment Requested by First Chester County Corporation

2008 through September 30, 2009. Recent market value information for these securities through October 31, 2009 is presented below:

Security	Appreciation in market value during 3 month period ending October 31, 2009
BankBoston	16.33%
SallieMae	9.47%
First Tenn	46.77%
Household Finance	37.52%
Pacific Life	34.87%
Morgan Stanley Senior Note	22.71%

There are only two additions to the “greater than one year” classification when comparing December 31, 2008 to September 30, 2009.  The first is an MBNA corporate bond with a current cost basis of $3.153 million and a loss position of $1,247 at September 30, 2009.  Management believes the FMV of this security approximates the Company’s cost basis.  The second is an International Lease Finance bond with a current cost basis of $2.056 million and a loss position of $532,231 at September 30, 2009.   This security remains investment grade at BBB+ (S&P; effective 8/12/2009).  International Lease Finance earned $203 million in the quarter ended March 31, 2009, $237 million in the quarter ended June 30, 2009 and $246 million in the quarter ended September 30, 2009.  Management continues to conclude that the decline in fair value of this security remains temporary and holds to the intent of keeping this security until anticipated recovery.

Note 3 to the consolidated financial statements included in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 13, 2009 contains additional information regarding the information relied on by the Company with respect to the September 30, 2009 OTTI analysis for each of the categories of securities identified above.

2.                                      To the extent that you are able to support that the corporate and equity securities were not other-than-temporarily impaired, please revise your future filings (starting with the interim period ended September 30, 2009) to provide a breakdown of the securities similar to that requested in the first two bullets of the comment above.  Also refer to paragraphs 38-39 of FSP No FAS 115-2 and FAS 124-2 and consider providing segregated disclosures for your corporate and equity securities by industry type, company size, and/or investment objective.

Response:

The Company has revised its disclosure, as reflected in its Quarterly Report on Form 10-Q for the period ended September 30, 2009, to segregate its investment securities portfolio into categories that further refine how management manages, monitors and measures its securities on the basis and nature and risks of the securities as required by FSP FAS 115-2 & FAS 124-2. Management believes that the following categories accurately reflect the above considerations:

Confidential Treatment Requested by First Chester County Corporation

US Treasury Securities

US Government Agency Notes

US Government Agency Residential Mortgage-backed Securities

Private Label CMOs — Commercial

Private Label CMOs - Residential

Corporate Debt Securities

Bank Equity Securities

Other Equity Securities

In addition, Management has included in its Form 10-Q for the third quarter of 2009, and will include in other future periodic filings, a narrative discussion of each the categories listed above. Finally, in compliance with paragraph 38 of FSP FAS 115-2 & FAS 124-2, the third quarter 2009 Form 10-Q includes a narrative discussion with respect to securities that are currently in a loss position where OTTI was not recognized, including a discussion of like groups of securities that will enable users of the financial statements to understand the reasons that OTTI was not recognized.  See Note 3 to the consolidated financial statements included in the Company’s Form 10-Q filed with the SEC on November 13, 2009.

************************************

In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at 202-637-5671, Greg Parisi at 202-637-5524 or Jaime Chase at 202-637-5457.

Sincerely,

/s/ Richard A. Schaberg

Richard A. Schaberg

Enclosures

cc:	John A. Featherman, III
Sheryl S. Vittitoe

Confidential Treatment Requested by First Chester County Corporation

EXHIBIT A

Investment Impairment Summary — December 31, 2008

Issuer	Type of Security	Date Purchased	Current Book	Market Value	Market Depreciation	Quarter Security was Last Positive	Credit Rating	Impairment Recorded
SUSQUEHANNA BANCSHARES	Equity	1/24/2005	$646,995	$423,206	$(223,789)	12/31/2006	NA	$—
HARLEYSVILLE NAT CORP	Equity	1/24/2005	$648,081	$404,363	$(243,718)	*	NA	$—
NATL PENN BANCSHARES	Equity	1/24/2005	$320,710	$234,743	$(85,967)	3/31/2006	NA	$—
FULTON FINANCIAL	Equity	1/24/2005	$645,190	$364,899	$(280,291)	*	NA	$—
NPB CAPITAL TR II 10000 SHARES	Equity	8/20/2002	$250,000	$192,500	$(57,500)	3/31/2008	NA	$—
			$2,510,976	$1,619,711	$(891,265)

AMAC 2002-10 2A1 (ABN AMRO Mortgage Corp)	Corp CMO	2/27/2004	$387,486	$376,070	$(11,416)	*	NR/AAA	$—
BANKBOSTON CAPITAL	Corporate Debt Sec	1/19/2007	$989,664	$553,400	$(436,264)	Quarter Purchased	Aa3/A	$—
FIRST TENN BANK	Corporate Debt Sec	5/22/2003	$1,016,787	$743,600	$(273,187)	*	Baa1/BBB	$—
Ford Motor Credit	Corporate Debt Sec	2/13/2004	$1,016,098	$878,220	$(137,878)	*	Caa1/B-	$—
General Electric Capital Corp	Corporate Debt Sec	5/22/2003	$1,050,168	$1,028,110	$(22,058)	*	Aaa/AAA	$—
Hartford Life Global Funding	Corporate Debt Sec	3/15/2003	$1,481,053	$1,324,485	$(156,568)	6/30/2008	Aa3/AA-	$—
HOUSEHOLD FINANCE CORP	Corporate Debt Sec	11/20/2003	$1,000,000	$650,000	$(350,000)	12/31/2005	Aa3/AA-	$—
LB-UBS CMBS (Lehman Brothers)	Corp CMO	1/19/2007	$1,003,873	$409,416	$(594,457)	Quarter Purchased	Aa2/AA-	$—
Lehman Brothers	Corporate Debt Sec	6/2/2004	$150,000	$13,500	$(136,500)	*	WR/NR	$850,000.00
MORGAN STANLEY SENIOR NT	Corporate Debt Sec	2/2/2004	$1,000,000	$791,300	$(208,700)	*	Aa3/A+	$—
PACIFIC LIFE	Corporate Debt Sec	2/6/2004	$1,000,000	$778,870	$(221,130)	6/30/2008	Aa3/AA	$—
SALLIE MAE	Corporate Debt Sec	11/21/2003	$1,000,000	$465,200	$(534,800)	6/30/2005	Baa2/BBB-	$—
WAMMS 2003-MS5 1A1	Corp CMO	1/30/2004	$404,066	$391,379	$(12,687)	*	NR/AAA	$—
			$11,499,195	$8,403,550	$(3,095,645)

*Denotes security that has not been in a positive position as far back as 3/31/05

Confidential Treatment Requested by First Chester County Corporation

EXHIBIT B

Investment Impairment Summary — March 31, 2009

						Quarter Security
			Current	Market	Market	was Last		Impairment
Issuer	Type of Security	Date Purchased	Book	Value	Depreciation	Positive	Credit Rating	Recorded to Date
SUSQUEHANNA BANCSHARES	Equity	1/24/2005	$646,994	$248,178	$(398,816)	12/31/2006	NA	$—
HARLEYSVILLE NAT CORP	Equity	1/24/2005	$648,081	$169,698	$(478,383)	*	NA	$—
NATL PENN BANCSHARES	Equity	1/24/2005	$320,710	$134,277	$(186,433)	3/31/2006	NA	$—
FULTON FINANCIAL	Equity	1/24/2005	$645,190	$251,484	$(393,706)	*	NA	$—
NPB CAPITAL TR II 10000 SHARES	Equity	8/20/2002	$250,000	$199,990	$(50,010)	3/31/2008	NA	$—
			$2,510,975	$1,003,628	$(1,507,347)

AMAC 2002-10 2A1 (ABN AMRO Mortgage Corp)	Corp CMO	2/27/2004	$349,751	$339,848	$(9,903)	*	NR/AAA	$—
AMERICAN EXPRESS CENTURION	Corporate Debt Sec	4/11/2008	$1,259,599	$1,112,513	$(147,087)	Loss in purchase month	A1/A+	$—
BANKBOSTON CAPITAL	Corporate Debt Sec	1/19/2007	$989,735	$547,250	$(442,485)	Quarter Purchased	Aa3/A	$—
FIRST TENN BANK	Corporate Debt Sec	5/22/2003	$1,015,906	$759,820	$(256,086)	*	Baa1/BBB	$—
FORD MOTOR CREDIT	Corporate Debt Sec	2/13/2004	$1,011,278	$896,850	$(114,428)	*	Caa1/B-	$—
GENERAL ELECTRIC CAP CRP	Corporate Debt Sec	5/22/2003	$1,046,378	$992,680	$(53,698)	*	Aaa/AAA	$—
HOUSEHOLD FINANCE CORP	Corporate Debt Sec	11/20/2003	$1,000,000	$560,000	$(440,000)	12/31/2005	Aa3/AA-	$—
INTERNATIONAL LEASE FIN	Corporate Debt Sec	1/30/2008	$2,062,278	$1,118,900	$(943,378)	Quarter Purchased	Baa2/A-	$—
LB-UBS CMBS (Lehman Brothers)	Corp CMO	1/19/2007	$1,003,848	$438,012	$(565,836)	Quarter Purchased	Aa2/AA-	$—
LEHMAN BROTHERS	Corporate Debt Sec	6/2/2004	$150,000	$18,000	$(132,000)	*	WR/NR	$850,000.00
MBNA CORP SR MTN	Corporate Debt Sec	1/30/2008	$3,173,083	$2,596,470	$(576,613)	Quarter Purchased	A2/AA-	$—
MERRILL LYNCH CO INC	Corporate Debt Sec	4/11/2008	$1,270,344	$1,125,038	$(145,307)	Loss in purchase month	A2/A	$—
MORGAN STANLEY SENIOR NT	Corporate Debt Sec	2/2/2004	$1,000,000	$918,610	$(81,390)	*	Aa3/A+	$—
MS MTG LN TR (Morgan Stanley)	Corp CMO	1/19/2007	$829,380	$430,918	$(398,462)	12/31/2007	Aa1/AAA	$—
MSDWC 2002 WLI 2A1 (Morgan Stanley Dean Witter)	Corp CMO	8/30/2002	$7,916	$7,540	$(376)	12/31/2008	Aaa/AAA	$—
PACIFIC LIFE	Corporate Debt Sec	2/6/2004	$1,000,000	$872,330	$(127,670)	6/30/2008	Aa3/AA	$—
SALLIE MAE	Corporate Debt Sec	11/21/2003	$1,000,000	$406,190	$(593,810)	6/30/2005	Baa2/BBB-	$—
SUNTRUST BANK INC	Corporate Debt Sec	1/30/2008	$2,037,830	$1,944,080	$(93,750)	Loss in purchase month	A1/A+	$—
WACHOVIA CORPORATE NEW NT	Corporate Debt Sec	1/30/2008	$1,979,916	$1,679,320	$(300,596)	Loss in purchase month	A2/A	$—
WAMMS 2003-MS5 1A1	Corp CMO	2/1/2003	$375,990	$371,950	$(4,040)	*	NR/AAA	$—
			$22,563,232	$17,136,318	$(5,426,913)

*Denotes security that has not been in a positive position as far back as 3/31/05

Confidential Treatment Requested by First Chester County Corporation

EXHIBIT C

Investment Impairment Summary – June 30, 2009

						Quarter Security
			Current	Market	Market	was Last		Impairment
Issuer	Type of Security	Date Purchased	Book	Value	Depreciation	Positive	Credit Rating	Recorded to Date
SUSQUEHANNA BANCSHARES	Equity	1/24/2005	$646,994	$130,074	$(516,920)	12/31/2006	NA	$—
HARLEYSVILLE NAT CORP	Equity	1/24/2005	$648,081	$132,454	$(515,627)	*	NA	$—
NATL PENN BANCSHARES	Equity	1/24/2005	$320,710	$74,581	$(246,129)	3/31/2006	NA	$—
FULTON FINANCIAL	Equity	1/24/2005	$645,190	$196,863	$(448,327)	*	NA	$—
NPB CAPITAL TR II 10000 SHARES	Equity	8/20/2002	$250,000	$199,800	$(50,200)	3/31/2008	NA	$—
			$2,510,975	$733,772	$(1,777,203)

AMAC 2002-10 2A1 (ABN AMRO Mortgage Corp)	Corp CMO	2/27/2004	$312,577	$302,390	$(10,187)	*	NR/AAA	$—
BANKBOSTON CAPITAL	Corporate Debt Sec	1/19/2007	$989,807	$438,310	$(551,497)	Quarter Purchased	Aa3/A	$—
FIRST TENN BANK	Corporate Debt Sec	5/22/2003	$1,015,016	$806,480	$(208,536)	*	Baa1/BBB	$—
HOUSEHOLD FINANCE CORP	Corporate Debt Sec	11/20/2003	$1,000,000	$869,490	$(130,510)	12/31/2005	Aa3/AA-	$—
INTERNATIONAL LEASE FIN	Corporate Debt Sec	1/30/2008	$2,059,119	$1,510,920	$(548,199)	Quarter Purchased	Baa2/A-	$—
LB-UBS CMBS (Lehman Brothers)	Corp CMO	1/19/2007	$1,003,822	$530,630	$(473,192)	Quarter Purchased	Aa2/AA-	$—
MBNA CORP SR MTN	Corporate Debt Sec	1/30/2008	$3,162,888	$3,042,870	$(120,018)	Quarter Purchased	A2/AA-	$—
MORGAN STANLEY SENIOR NT	Corporate Debt Sec	2/2/2004	$1,000,000	$941,570	$(58,430)	*	Aa3/A+	$—
MS MTG LN TR (Morgan Stanley)	Corp CMO	1/19/2007	$785,428	$532,786	$(252,642)	12/31/2007	Aa1/AAA	$—
PACIFIC LIFE	Corporate Debt Sec	2/6/2004	$1,000,000	$877,250	$(122,750)	6/30/2008	A1/AA	$—
SALLIE MAE	Corporate Debt Sec	11/21/2003	$1,000,000	$660,290	$(339,710)	6/30/2005	Ba1/BBB-	$—
WAMMS 2003-MS5 1A1	Corp CMO	2/1/2003	$348,725	$344,288	$(4,437)	*	NR/AAA	$—
			$13,677,382	$10,857,274	$(2,820,108)

*Denotes security that has not been in a positive position as far back as 3/31/05

Confidential Treatment Requested by First Chester County Corporation

EXHIBIT D

Investment Impairment Summary – September 30, 2009

						Quarter Security		Impairment
			Current	Market	Market	was Last		Recorded
Issuer	Type of Security	Date Purchased	Book	Value	Depreciation	Positive	Credit Rating	@ Sept 30, 2009
SUSQUEHANNA BANCSHARES	Equity	1/24/2005	$646,994	$156,674	$(490,320)	12/31/2006	NA	$(490,320)
HARLEYSVILLE NAT CORP	Equity	1/24/2005	$648,081	$149,255	$(498,826)	*	NA	$(498,826)
NATL PENN BANCSHARES	Equity	1/24/2005	$320,710	$98,847	$(221,863)	3/31/2006	NA	$(221,863)
FULTON FINANCIAL	Equity	1/24/2005	$645,190	$280,691	$(364,499)	*	NA	$(364,499)
NPB CAPITAL TR II 10000 SHARES	Equity	8/20/2002	$250,000	$224,500	$(25,500)	3/31/2008	NA	$—
			$2,510,975	$909,967	$(1,601,008)			$(1,575,508)

AMAC 2002-10 2A1 (ABN AMRO Mortgage Corp)	Corp CMO	2/27/2004	$266,226	$258,425	$(7,801)	*	NR/AAA	$—
MS MTG LN TR (Morgan Stanley)	Corp CMO	1/19/2007	$751,011	$506,674	$(244,337)	Quarter Purchased	Baa3/AAA	$—
			$1,017,237	$765,099	$(252,138)			$—

LB-UBS CMBS (Lehman Brothers)	Corp CMO (Commercial)	1/19/2007	$1,003,747	$593,228	$(410,519)	Quarter Purchased	Aa2/AA-	$—
			$1,003,747	$593,228	$(410,519)			$—

BANKBOSTON CAPITAL	Corporate Debt Sec	1/19/2007	$989,856	$580,670	$(409,186)	Quarter Purchased	Aa3/B	$—
FIRST TENN BANK	Corporate Debt Sec	5/22/2003	$1,014,138	$863,430	$(150,708)	*	Baa1/BBB-	$—
HOUSEHOLD FINANCE CORP	Corporate Debt Sec	11/20/2003	$1,000,000	$871,100	$(128,900)	12/31/2005	A3/A	$—
INTERNATIONAL LEASE FIN	Corporate Debt Sec	1/30/2008	$2,056,011	$1,523,780	$(532,231)	Quarter Purchased	Baa3/BBB+	$—
MBNA CORP SR MTN	Corporate Debt Sec	1/30/2008	$3,152,627	$3,151,380	$(1,247)	Quarter Purchased	A2/A	$—
MORGAN STANLEY SENIOR NT	Corporate Debt Sec	2/2/2004	$1,000,000	$960,800	$(39,200)	*	A2/A	$—
PACIFIC LIFE	Corporate Debt Sec	2/6/2004	$1,000,000	$898,280	$(101,720)	6/30/2008	A1/AA-	$—
SALLIE MAE	Corporate Debt Sec	11/21/2003	$1,000,000	$571,920	$(428,080)	6/30/2005	Ba1/BBB-	$—
			$11,212,632	$9,421,360	$(1,791,272)			$—

*Denotes security that has not been in a positive position as far back as 3/31/05

Confidential Treatment Requested by First Chester County Corporation

EXHIBIT E

OTTI REVIEW – June 30, 2009

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